                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
          SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                               NATION ENERGY, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


               Delaware                                59-2887569
-----------------------------------------  -------------------------------------
   (State or other jurisdiction of         (I.R.S. Employer Identification No.)
    incorporation or organization)

   Suite 1100 - 609 West Hastings Street
        Vancouver BC Canada V6B 4W4                        N/A
-----------------------------------------  -------------------------------------
 (Address of principal executive offices)               (Zip Code)

Issuer's telephone number: (800) 400-3969


Securities registered pursuant to Section 12(b) of the Act:

      Title of each class                 Name of each exchange on which
      to be so registered                 each class is to be registered

             N/A                                       N/A
-----------------------------------------  -------------------------------------



Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                                (Title of Class)





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                               NATION ENERGY, INC.

                                   FORM 10-SB

                                TABLE OF CONTENTS

PART I
Item 1.    Description of Business
Item 2.    Management's Discussion and Analysis
Item 3.    Description of Property
Item 4.    Security Ownership of Certain Beneficial Owners and Management
Item 5.    Directors, Executive Officers, Promoters and Control Persons
Item 6.    Executive Compensation
Item 7.    Certain Relationships and Related Transactions
Item 8.    Description of Securities

PART II
Item 1. Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters
Item 2.    Legal Proceedings
Item 3.    Changes in and Disagreements with Accountants
Item 4.    Recent Sales of Unregistered Securities
Item 5.    Indemnification of Directors and Officers

PART F/S
Financial Statements

PART III
Item 1.   Index to Exhibits
Item 2.   Description of Exhibits




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PART I

ITEM 1.  DESCRIPTION OF BUSINESS

THE COMPANY

         Nation Energy, Inc. (the "Company") is a development stage company. It was formed under the laws of the state of Florida on April 19, 1988 under the name Excalibur Contracting, Inc. and from that date until September 1998 it conducted no business and existed as a shell corporation. After the reinstatement of the Company's Articles of incorporation on September 16, 1998, the Company's main focus has been the procurement of mineral leasehold interests, primarily oil and gas exploitation rights. The Company reincorporated as a Delaware corporation on February 2, 2000 and changed its name to Nation Energy, Inc. on February 15, 2000. Pursuant to its recent focus, the Company has commenced corporate strategic development whereby the Company has been negotiating regarding potential oil and gas projects. The Company has conducted no significant operations. Though the Company has reviewed its potential participation in several oil and gas projects in the Rocky Mountain region it has entered into only one agreement as of this date for the exploration of properties and has purchased two leases totaling 560 acres. No assurance can be given that the Company will be successful in its negotiations and will in fact participate in exploration for hydrocarbons in this region or others or that such exploration activities will be successful.

SELECTION OF TARGET AREAS FOR ACQUISITION

         The Company's proposed plans call for it to consider several factors in choosing a region for acquisition of oil and gas leases. The Company considers those regions in which it's industry contacts have the most experience in order to benefit from such experience. The Company will determine which leases it is interested in exploring based upon the analysis of technical and production data, financial analysis based on such production analysis, on site verification of well equipment and production capability, and verification of ownership of leasehold rights.

GEOLOGICAL AND GEOPHYSICAL TECHNIQUES

         Upon completion of this Offering, the Company may employ detailed geological interpretation combined with advanced seismic exploration techniques to identify potential ventures. Geological interpretation is based upon data recovered from existing oil and gas wells in an area and other sources. Such information is either purchased from the company that drilled the wells or becomes public knowledge through state agencies after a period of years. Through analysis of rock types, fossils and the electrical and chemical characteristics of rocks from existing wells, the Company can construct a picture of rock layers in the area. Further, the Company will have access to the logs from the existing operating wells which will allow the Company to extrapolate a decline curve and make an estimation of the number of recoverable barrels of oil or cubic feet of gas existing beneath a particular lease. The Company has not purchased, leased, or entered into any agreements to purchase or lease any of the equipment necessary to conduct the geological or geophysical testing referred to herein and will only to do so, upon the successful completion of this Offering.


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MARKET FOR OIL PRODUCTION

         The market for oil and gas production is regulated by federal, state and foreign governments. The overall market is mature and with the exception of gas, all producers in a producing region will receive the same price. The major oil companies will purchase all crude oil offered for sale at posted field prices. There are price adjustments for deviations from the quality standards established by the purchaser. Oil sales are normally contracted with a "gatherer" which is a third-party who contracts to pick-up the oil at the well site. In some instances there may be deductions for transportation from the wellhead to the sales point. The majority of crude oil purchasers do not at this time charge transportation fees, unless the well is outside their service area. The oil gatherer will usually handle disbursements of sales revenue to both the owners of the well (a "working interest owner") as well as payments to persons entitled to royalties as a result of such sales ("royalty owners"). The Company typically will be a working interest owner in the projects that it undertakes or in which it invests. By being a working interest owner, the Company is responsible for the payment of its proportionate share of the operating expenses of the well. Royalty owners receive a percentage of gross oil production for the particular lease and are not obligated in any manner whatsoever to pay for the cost of operating the lease. Therefore, the Company, in most instances, will be paying the expenses for the oil and gas revenues paid to the royalty owners.

MARKET FOR GAS PRODUCTION

         In contrast to sales of oil, the gas purchaser will pay the well operator 100% of the sales proceeds monthly for the previous month's sales. The operator is responsible for all checks and distributions to the working interest and royalty owners. There is no standard price for gas. Prices will fluctuate with the seasons and the general market conditions. It is the Company's intention to utilize this market whenever possible in order to maximize revenues. The Company does not anticipate any significant change in the manner its gas production would be purchased, however, no assurance can be given that such changes will not occur in the future.

INITIAL FOCUS

         The principal activity for the Company will be the securing of oil and gas exploration contracts and joint ventures in the Greater Trona Area, Wyoming. On August 11, 1999, the Company signed a letter of intent with Saurus Resources Inc., giving the Company the option to enter into a joint venture with Saurus under which the Company may acquire up to 50% of the profits resulting from oil and gas development by the venture in the Greater Trona Area prospect, located in southwest Wyoming. Saurus currently has an interest in 11,960 acres and is negotiating to acquire an interest in an additional 10,155 acres in the Greater Trona Area prospect. Under the terms of the letter, the Company paid for a study reporting on the economic and geologic merits of the Trona venture and had until September 15, 1999, to enter into a joint venture with Saurus. On October 1, 1999, the Company elected to proceed with the joint venture, and has advanced the initial payment of $202,131.

         Under the arrangement with Saurus, Saurus and the Company will each pay 50% of the costs of obtaining the necessary rights and drilling exploratory wells in the Greater Trona prospect. The Company expects to spend $525,000 on drilling and completing approximately 10 wells to a minimum depth of 1,200 feet. If the cost of drilling and completing these wells is less than $525,000, the Company will spend the difference on preparing the wells for production and connecting the wells to a sales line. After spending the $525,000, the Company will be deemed to have the right to 50% of the profits of the Greater Trona Area joint venture.

         If additional lands become available for purchase and the Company is successful in leasing such additional lands, Saurus shall have the option to defer its 50% share of the cost of the first 100,000 acres


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of such additional land that the Company may purchase. Saurus will have this option for a period of six months from the date of the completion of the last of the ten initial wells discussed above.

         The Greater Trona Area has a mature market for oil and gas production. The area is serviced by numerous pipelines, providing the Company with access to a number of potential buyers. The Company will be responsible for moving its oil and gas production to the sales point. In the case of gas production, the sales point will be at a pipeline interconnect. In the case of oil production, the Company will have the option to sell at the wellhead or to elect to build a tie-in pipeline. Because the areas in which the Company anticipates conducting its oil and gas exploration have a good infrastructure of both oil and gas pipelines, the distance to tie in, and therefore the cost, is expected to be minimal.

         At this time the Company has not yet identified any additional lands for purchase.

RELIANCE ON MANAGEMENT

         Investors will have to rely upon the judgment and ability of the Company's management with regard to finding partners to spread the risk of the projects in which it engages, acquiring additional funding, and applying the Company's limited resources if and when the Company is able to participate in the Greater Trona Area project and other projects in which the company may choose to participate. Since the nature and extent of the Company's participation in the Greater Trona Area project and other projects, as well as any other ventures in which the Company may engage, is subject to many uncertainties, investors must have a high level of confidence in Management's judgment and ability to make decisions on behalf of the Company pursuant to the circumstances surrounding such projects. Any investors that are not comfortable with these risks and the uncertainties of the Company's potential participation in the Greater Trona Area project, and other projects, or any investor relying upon the fact that the Company will participate in the Greater Trona Area project and not have to possibly search for other prospects should not invest. Further, no assurance can be given that even if the Company participates in this project that the test well or any other wells drilled will be capable of producing oil and/or gas in commercial quantities or that the venture will be successful.

POSSIBLE DRILL RIG OPERATION

         Management is of the opinion that one of the ways to enhance the Company's position in the development of oil and gas may be the purchase and operation of drilling rigs. Though no assurances can be given that the Company will purchase drilling rigs and enter into the drilling business nor that the Company will be successful in such an enterprise, the Company is currently investigating the purchase of used drilling rigs and could possibly apply the proceeds of this Offering to obtain one or more drilling rigs.

         The Company would have the option to enter into different types of drilling contracts with operators, each with varying degrees of risk and reward. There are three basic types of contract used in the oil and gas industry:
"daywork," "footage," and "turnkey". Pursuant to a daywork contract the rig and necessary personnel are contracted out at a fixed day rate. Most risks and delays to drilling are born by the entity hiring the rig. In footage contracts wells are drilled on a dollars per foot basis to a designated depth. These contracts are more expensive because part of the burdens for delays and the risk of drilling are born by the drilling contractor and part by the entity hiring the rig. A turnkey contract is a well drilled by the contractor for a fixed price. This type of contract bears the greatest risk for the drilling contractor, but this risk is usually reflected in the contract with a substantial increase in service costs or through a substantial participation by the drilling contractor in the well if it is successful. If and when the Company


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purchases drilling rigs, Management will decide on a deal by deal basis after evaluation of the particular risks and circumstances which type of drilling contract, in its sole discretion, will best serve the interests of the Company.

COMPETITION

         The oil and gas industry is highly competitive. Competition for prospects and producing properties is intense. The Company will be competing with a number of other potential purchasers of prospects and producing properties, most of which will have greater financial resources than the Company. The bidding for prospects has become particularly intense with different bidders evaluating potential acquisitions with different product pricing parameters and other criteria that result in widely divergent bid prices. The presence in the market of bidders willing to pay prices higher than are supported by the Company's evaluation criteria could further limit the ability of the Company to acquire prospects and low or uncertain prices for properties can cause potential sellers to withhold or withdraw properties from the market. In this environment, there can be no assurance that there will be a sufficient number of suitable prospects available for acquisition by the Company or that the Company will be able to obtain financing for or participants to join in the development of prospects. The Company's competitors and potential competitors include major oil companies and independent producers of varying sizes. Most of the Company's competitors have greater financial, personnel and other resources than the Company and therefore have greater leverage to use in acquiring prospects, hiring personnel and marketing oil and gas. A high degree of competition in these areas is expected to continue.

GOVERNMENTAL REGULATION

         The production and sale of oil and gas is subject to regulation by state, federal, local authorities, and foreign governments. In most areas there are statutory provisions regulating the production of oil and natural gas under which administrative agencies may set allowable rates of production and promulgate rules in connection with the operation and production of such wells, ascertain and determine the reasonable market demand of oil and gas, and adjust allowable rates with respect thereto.

         The sale of liquid hydrocarbons was subject to federal regulation under the Energy Policy and Conservation Act of 1975 that amended various acts, including the Emergency Petroleum Allocation Act of 1973. These regulations and controls included mandatory restrictions upon the prices at which most domestic crude oil and various petroleum products could be sold. All price controls and restrictions on the sale of crude oil at the wellhead have been withdrawn. It is possible, however, that such controls may be reimposed in the future but when, if ever, such reimposition might occur and the effect thereof on the Company cannot be predicted.

         Approvals to conduct oil and gas exploration and production operations are required from various governmental agencies. There is no assurance when and if such approvals will be granted.

EMPLOYEES

         The Company currently has no employees other than its officers and directors. None of the officers and directors are employed by the Company on a full-time basis. Management of the Company expects to hire additional employees as needed. Management currently estimates that the Company will not hire any employees in the next twelve months.


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ENVIRONMENTAL LAWS

         The Company intends to conduct its operations in compliance with all applicable environmental laws. The cost of such compliance has been factored in to the estimated costs of drilling and production. The effects of applicable environmental laws are to add to the cost of operations in the Trona region and to add to the time it takes to bring a project to fruition. The Company has considered these factors in its decision to proceed with the Trona joint venture and will consider these factor when it evaluates future exploration and development projects.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

         The Company is a shell company and has not conducted any significant operations to date.

REVENUES

         The Company has had no revenues from the date of its formation in April 18, 1988 to the present.

PLAN OF OPERATION

         The Company has conducted no significant operations. Though the Company has reviewed its potential participation in several oil and gas projects in the Rocky Mountain region it has entered into only one agreement as of this date with Saurus Resources Inc., described below in "--Initial Focus," for the exploration of properties and has purchased two leases totaling 560 acres in the Greater Trona Area, Wyoming, under this agreement. During the next twelve months the Company plans to focus its resources on exploring this region and evaluating additional opportunities for developing oil and gas projects.

         During the next twelve months the Company's proposed plans call for it analyze additional regions for acquisition of oil and gas leases based on several factors. The Company considers those regions in which it's industry contacts have the most experience in order to benefit from such experience. The Company will determine which leases it is interested in exploring based upon the analysis of technical and production data, financial analysis based on such production analysis, on site verification of well equipment and production capability, and verification of ownership of leasehold rights.

INITIAL FOCUS

         The principal activity for the Company in the next twelve months and beyond will be the securing of oil and gas exploration contracts and joint ventures in the Greater Trona Area, located in Sweetwater County, Wyoming. On August 11, 1999, the Company signed a letter of intent with Saurus Resources Inc., giving the Company the option to enter into a joint venture with Saurus under which the Company may acquire up to 50% of the profits resulting from oil and gas development by the venture in the Greater Trona Area prospect, located in southwest Wyoming. Saurus currently has an interest in 11,960 acres and is negotiating to acquire an interest in an additional 10,155 acres in the Greater Trona Area prospect. Under the terms of the letter, the Company paid for a study reporting on the economic and geologic merits of the Trona venture and had until September 15, 1999, to enter into a joint venture with Saurus. On October 1, 1999, the Company elected to proceed with the joint venture, and has advanced the initial payment of $202,131 U.S.


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         Under the arrangement with Saurus, Saurus and the Company will each pay
50% of the costs of obtaining the necessary rights and drilling exploratory wells in the Greater Trona prospect. The Company expects to spend $525,000 US on drilling and completing approximately 10 wells to a minimum depth of 1,200 feet. If the cost of drilling and completing these wells is less than $525,000 US, the Company will spend the difference on preparing the wells for production and connecting the wells to a sales line. After spending the $525,000 US, the Company will be deemed to have the right to 50% of the profits of the Greater Trona Area joint venture.

         If additional lands become available for purchase and the Company is successful in leasing such additional lands, Saurus shall have the option to defer its 50% share of the cost of the first 100,000 acres of such additional land that the Company may purchase. Saurus will have this option for a period of six months from the date of the completion of the last of the ten initial wells discussed above. At this time the Company has not identified any additional lands for purchase.

         All of the Company's lands may be classified as undeveloped acreage at this time as no wells have been drilled so far. To date, the Company has purchased one state of Wyoming lease totaling 320 acres and one federal lease totaling 240 acres. See "Description of the Property -- Principal Property."

         The Company does not foresee hiring any additional employees in the next twelve months.

         Capital acquisitions over the next twelve months are expected to total $200,000. These capital acquisitions will consist of wellhead, tie-in and compression equipment needed to produce gas in the event the Company's exploration wells are successful. The Company has enough cash to meet its obligations in the Greater Trona joint venture.

GEOLOGICAL AND GEOPHYSICAL TECHNIQUES

         The Company may, within the next twelve months or thereafter, employ detailed geological interpretation combined with advanced seismic exploration techniques to identify potential ventures. Geological interpretation is based upon data recovered from existing oil and gas wells in an area and other sources. Such information is either purchased from the company that drilled the wells or becomes public knowledge through state agencies after a period of years. Through analysis of rock types, fossils and the electrical and chemical characteristics of rocks from existing wells, the Company can construct a picture of rock layers in the area. Further, the Company will have access to the logs from the existing operating wells which will allow the Company to extrapolate a decline curve and make an estimation of the number of recoverable barrels of oil or cubic feet of gas existing beneath a particular lease. The Company has not purchased, leased, or entered into any agreements to purchase or lease any of the equipment necessary to conduct the geological or geophysical testing referred to herein and will only to do so should the Board of Directors find that the information otherwise available to the Company is insufficient to identify potentially profitable oil and gas properties.


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POSSIBLE DRILL RIG OPERATION

         Management is of the opinion that one of the ways to enhance the Company's position in the development of oil and gas may be the purchase and operation of drilling rigs. Though no assurances can be given that the Company will purchase drilling rigs and enter into the drilling business nor that the Company will be successful in such an enterprise, the Company is currently investigating the purchase of used drilling rigs and could possibly apply the proceeds of this Offering to obtain one or more drilling rigs.

         The Company would have the option to enter into different types of drilling contracts with operators, each with varying degrees of risk and reward. There are three basic types of contract used in the oil and gas industry: daywork, footage, and turnkey. Pursuant to a daywork contract the rig and necessary personnel are contracted out at a fixed day rate. Most risks and delays to drilling are born by the entity hiring the rig. In footage contracts wells are drilled on a dollars per foot basis to a designated depth. These contracts are more expensive because part of the burdens for delays and the risk of drilling are born by the drilling contractor and part by the entity hiring the rig. A turnkey contract is a well drilled by the contractor for a fixed price. This type of contract bears the greatest risk for the drilling contractor, but this risk is usually reflected in the contract with a substantial increase in service costs or through a substantial participation by the drilling contractor in the well if it is successful. If and when the Company purchases drilling rigs, Management will decide on a deal by deal basis after evaluation of the particular risks and circumstances which type of drilling contract, in its sole discretion, will best serve the interests of the Company.

LIQUIDITY AND CAPITAL RESOURCES

         The Company has no operating history. The Company does not expect to generate sufficient revenues within the foreseeable future to support the expenses of its development and marketing activities and therefore will need to rely upon significant additional funding to implement its development plans. It is anticipated that this funding will be accomplished through the sale of the Company's equity securities or through borrowing. Prior to March, 2000, the Company has sold 7,170,000 shares of its Common Stock for approximately $728,400 prior to deduction of offering expenses. As of its audited financial statements of March 31, 1999 the Company had assets of $728,205 and as of its most recent balance sheet dated December 31, 1999 the Company had assets of $898,120. The foregoing funds will be and have been mainly used by the company to develop, exploit and market oil and gas projects. The Company intends to raise future requisite funds by subsequent offerings of its Common Stock and will not be able to institute its full plan of operation without significant additional funding. The Company has pending a private placement of its Common Stock the gross proceeds of which will amount to $4,500,000 assuming that all of the shares offered for sale are sold. See "--Private Placement," below. The Company currently anticipates that, assuming that all of the shares offered for sale are sold, this private placement will satisfy the cash requirements of the Company for the next twelve months.

PRIVATE PLACEMENT

         The Company has pending a private offering of up to 4,500,000 shares of its Common Stock at an offering price of $1.00 per share. Net proceeds from this offering (after deducting expenses of the offering estimated to be $10,000) is expected to be $4,490,000 if all of the Shares are sold. The Company intends to use all of the foregoing amounts for working capital. Funds will be used as general working capital including but not limited to, obtaining oil and/or gas leases, hiring executive and support personnel, and obtaining facilities to conduct operations, and inventory equipment. At present the Company is negotiating regarding several projects and has entered into a joint operating agreement with Saurus Resources, Inc. for an option on a 50% interest in a project in the Greater Trona Prospect, located


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in southwest Wyoming. The Company has also purchased two oil and gas leases totaling 560 acres. No assurance can be given that the Company will be able to obtain such additional arrangements as will be necessary to develop and implement its plan in a timely manner or if implemented that said enterprise will be profitable. No assurance can be given that significant revenues will be derived from the development and operation of it's the Company's development plans.

         Until required for specific purposes, the net proceeds of the offering may be invested temporarily in short-term obligations such as short-term government obligations.

         The Company can only estimate the future use of proceeds based on the current status of the Company's operations, its current plans and current economic condition. Due to the uncertainties of fund raising and negotiations, the Company is unable to predict precisely what amount will be used for any particular purpose. The Company will apply the proceeds of this offering in such manner as it deems appropriate under the then existing circumstances. The Company reserves the right to amend the use of proceeds by vote of a majority of the Board of Directors.

EMPLOYEES

     The Company currently has no employees other than its Officers and Directors. Management of the Company expects to hire additional employees as needed. Management currently estimates that the Company will not hire any employees in the next twelve months.

INVESTMENT CONSIDERATIONS

THIS REGISTRATION STATEMENT CONTAINS FORWARD-LOOKING STATEMENTS. ACTUAL EVENTS OR RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS INCLUDING, WITHOUT LIMITATION, THE RISK FACTORS SET FORTH BELOW AND ELSEWHERE IN THIS REGISTRATION STATEMENT. AN INVESTMENT IN THE SECURITIES OF THE COMPANY INVOLVES A HIGH DEGREE OF RISK. THE FOLLOWING DOES NOT PURPORT TO BE A COMPREHENSIVE SUMMARY OF ALL THE RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMPANY. RATHER, THE FOLLOWING ARE ONLY CERTAIN PARTICULAR RISKS TO WHICH THE COMPANY IS SUBJECT THAT THE COMPANY WISHES TO ENCOURAGE PROSPECTIVE INVESTORS TO DISCUSS IN DETAIL WITH THEIR PROFESSIONAL ADVISORS. PROSPECTIVE INVESTORS, PRIOR TO MAKING AN INVESTMENT IN THE COMPANY, SHOULD CAREFULLY CONSIDER, AMONG OTHERS, THE FOLLOWING RISK FACTORS:

         No Operating History and Revenues. The Company is a shell company and is subject to all the risks inherent in the creation of a new business. The Company has no employees other than its management team and no set business plan. Management of the Company has substantial discretion with respect to the use of assets of the Company. Since the Company is a new venture, it has no record of operations, and there is nothing at this time upon which to base an assumption that the Company's plans will prove successful. If the Company's plans prove to be unsuccessful, investors in the Company may lose all or a substantial part of their investment.

         No Contracted Projects. The Company is a shell corporation in its initial stages of development and though it has identified some initial projects at present it has only entered into one agreement for the exploration of oil and gas. There is no assurance that the Company will be able to raise funds in a timely manner or successfully enter into other agreements with regards to any of its current prospects or, if such


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agreements are entered into, that it will be successful in its exploration activities. See "DESCRIPTION OF BUSINESS."

         Lack of Liquidity and Publicly Available Information. The Common Stock is currently trading on the OTC Bulletin Board under the symbol "NEGY". The Common Stock is thinly traded on the OTC Bulletin Board and there can be no assurance that the shares of the Common Stock will be readily saleable thereon. In addition, the Company currently is not subject to the periodic information and reporting provisions of the Securities Exchange Act of 1934 (the "Exchange Act"). Accordingly, only a relatively small amount of information about the Company is available to the public and potential purchasers of the Company and its Common Stock. In the event that a registration statement registering the Company under the Exchange Act is not effective on or before May 17, 2000, the Company's stock will become ineligible for trading on the OTC Bulletin Board. See "DESCRIPTION OF THE CAPITAL STOCK--Trading".

         Wildcat Drilling. The Company expects to engage in the exploration of hydrocarbons by drilling unproven prospects. Such a practice is known as wildcat drilling, a very high risk drilling activity. Investors should be aware that there is a high probability that the Company could drill a "dry hole" and that the investor could lose all or a substantial part of their entire investment.

         Volatility of Oil and Gas Markets. Recently the price of oil and gas has been subject to substantial volatility. There can be no assurance that this volatility will not continue in the future, making it difficult for the Company's strategic planning and the valuation of prospects.

         Availability of Suitable Prospects or Producing Properties. Competition for prospects and producing properties is intense. The Company will be competing with a number of other potential purchasers of prospects and producing properties, most of whom will have greater financial resources than the Company. The bidding for prospects has become particularly intense with different bidders evaluating potential acquisitions with different product pricing parameters and other criteria that result in widely divergent bid prices. The presence in the market of bidders willing to pay prices higher than are supported by the Company's evaluation criteria could further limit the ability of the Company to acquire prospects and low or uncertain prices for properties can cause potential sellers to withhold or withdraw properties from the market. In this environment, there can be no assurance that there will be a sufficient number of suitable prospects available for acquisition by the Company or that the Company can sell prospectus or obtain financing for or participants to join in the development of prospects. See "DESCRIPTION OF BUSINESS."

         Title to Properties. It is customary in the oil and gas industry to acquire an interest in a property based upon a preliminary title investigation. If the title to the prospects should prove to be defective, the Company could lose the costs of acquisition, or incur substantial costs for curative title work.

         Shut-in Wells and Curtailed Production. Production from gas wells may be curtailed or shut-in for considerable periods of time due to a lack of market demand, and such curtailments may continue for a considerable period of time in the future. There may be an excess supply of gas in areas where the Company's operations will be conducted. In such an event, it is possible that there will be no market or a very limited market for the Company's prospects.

         Operating and Environmental Hazards. Hazards incident to the operation of oil and gas properties, such as accidental leakage of petroleum liquids and other unforeseen conditions, may be encountered by the Company if it participates in developing a well and, on occasion, substantial liabilities to third parties or governmental entities may be incurred. The Company could be subject to liability for


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pollution and other damages. Governmental regulations relating to environmental matters could also increase the cost of doing business or require alteration or cessation of operations in certain areas.

         Uninsured Risks. The Company may not be insured against losses or liabilities which may arise from operations, either because such insurance is unavailable or because the Company has elected not to purchase such insurance due to high premium costs or other reasons.

         Federal and State Taxation. Federal and state income tax laws are of particular significance to the oil and gas industry. Recent legislation has eroded previous benefits to oil and gas producers, and any subsequent legislation may continue this trend. The states in which the Company may conduct oil and gas activities also impose taxes upon the production of oil and gas located within such states. There can be no assurance that the tax laws will not be changed or interpreted in the future in a manner which adversely affects the Company.

         Government Regulation. The oil and gas business is subject to substantial governmental regulation, including the power to limit the rates at which oil and gas are produced and to fix the prices at which oil and gas are sold. It cannot be accurately predicted whether additional legislation or regulation will be enacted or become effective.

         Write-downs and Limits on Accuracy of Reserve Estimates. Oil and gas reserve estimates are necessarily inexact and involve matters of subjective engineering judgment. In addition, any estimates of future net revenues and the present value of such revenues are based on price and cost assumptions provided by the Company as its best estimate. These estimates may not prove to have been correct over time. A further decline in oil and gas prices may require the Company to write-down the value of its oil and gas reserves.

         Need for Subsequent Funding. The Company believes it will need to raise substantial additional funds in order to maintain its operations. The Company's continued operations therefore will depend upon its ability to raise additional funds through bank borrowings or equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. See "MANAGEMENT'S DISCUSSION AND ANALYSIS--Liquidity and Capital Resources."

         Need for Additional Key Personnel. At present, the Company employs no full time employees. The success of the Company's proposed business will depend, in part, upon the Company's ability to attract and retain qualified employees. The Company believes that it will be able to attract competent employees, but no assurance can be given that the Company will be successful in this regard. If the Company is unable to engage and retain the necessary personnel, its business would be materially and adversely affected.

         Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers who will exercise control over the day to day affairs of the Company, and upon its Directors, most of whom are engaged in other activities, and will devote limited time to the Company's activities. Upon completion of this Offering, the officers of the Company will continue to devote limited time to the operation of the day to day affairs to the Company.

         FOR ALL OF THE AFORESAID REASONS AND OTHERS SET FORTH HEREIN, AS WELL AS OTHER FACTORS NOT SET FORTH HEREIN, THE PURCHASE OF THE SHARES OF COMMON STOCK OF COMPANY INVOLVES A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY

SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS MEMORANDUM. THE SHARES OF COMMON STOCK SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO ABSORB A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY AND HAVE NO NEED FOR A RETURN ON THEIR INVESTMENT.

ITEM 3.  DESCRIPTION OF PROPERTY

PRINCIPAL PROPERTY

         The principal real estate utilized by the Company is located in the Greater Trona Area (which lies in Sweetwater County, Wyoming). On August 11, 1999, the Company signed a letter of intent with Saurus Resources Inc., giving the Company the option to enter into a joint venture with Saurus under which the Company may acquire up to 50% of the profits resulting from oil and gas development by the venture in the Greater Trona Area prospect, located in southwest Wyoming. Saurus currently has an interest in 11,960 acres and is negotiating to acquire an interest in an additional 10,155 acres in the Greater Trona Area prospect. Under the terms of the letter, the Company paid for a study reporting on the economic and geologic merits of the Trona venture and had until September 15, 1999, to enter into a joint venture with Saurus. On October 1, 1999, the Company elected to proceed with the joint venture and the Company and Saurus Resources, Inc. entered into a definitive Joint Operating Agreement on December 1, 1999. Under their agreement, the Company and Saurus agree to jointly develop their respective interests in land within the Greater Trona area. The Company has advanced the initial payment of $202,131 due under its agreement with Saurus.

         Under the agreement with Saurus, Saurus and the Company will each pay 50% of the costs of obtaining the necessary rights and drilling exploratory wells in the Greater Trona prospect. The Company expects to spend $525,000 on drilling and completing approximately 10 wells to a minimum depth of 1,200 feet. If the cost of drilling and completing these wells is less than $525,000, the Company will spend the difference on preparing the wells for production and connecting the wells to a sales line. The Company cannot assess the likelihood that such costs will fall below $525,000. After spending the $525,000, the Company will be deemed to have the right to 50% of the profits of the Greater Trona Area joint venture. The agreement terminates only upon the event that Saurus or the Company lose their respective rights to develop within the Greater Trona Area.

         The Company entered into an arrangement to lease from the State of Wyoming oil and gas rights to 320 acres located in the Greater Trona Area. This lease has a five year term beginning December 8, 1999 and under the terms of the lease one-sixth of the royalties earned by the Company for development on the leased lands are payable to the state of Wyoming. The Company entered into an arrangement to lease from the United States Department of the Interior, Bureau of Land Management, oil and gas rights to 240 acres located in the Greater Trona Area. This lease has a ten year term beginning February 1, 2000 and under the terms of the lease one-eighth of the royalties earned by the Company for development on the leased lands are payable to the United States. The Company has not received from either the State of Wyoming or the Department of Interior the final forms of the definitive agreements representing such leases.

         If additional lands become available for purchase and the Company is successful in leasing such additional lands, Saurus shall have the option to defer its 50% share of the cost of the first 100,000 acres of such additional land that the Company may purchase. Saurus will have this option for a period of six months from the date of the completion of the last of the ten initial wells discussed above. At this time the Company has not identified any additional lands for purchase.

         The Company does not plan to make any investments in real estate mortgages, in securities of persons primarily engaged in real estate activities or, except as described above, in real estate or interests in real estate. The only other real property utilized by the Company is the office space located at Suite 1100 - 609 West Hastings Street, Vancouver BC Canada V6B 4W4, which used without charge by the Company under an oral arrangement with the lessor of the property, Caravel Management Corp. Should this oral arrangement be terminated, the Company would be required lease office space, however the Company does not believe this is likely to happen, and should the Company be required to lease office space, any cost associated with such lease would not be material to the Company.

         The Company has no real estate interests carried on its books as assets. The Company has no proved oil or gas reserves. The Company as yet has no oil production, productive wells or acreage and no delivery commitments. The Company has no current drilling activities or extraction operations, however Company anticipates that it will commence drilling a test well in the Greater Trona Area in May, 2000.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a)  Security ownership of certain beneficial owners

         The following table sets forth the beneficial ownership of Company shares of each officer and director, and all directors and executive officers as a group. The Company has no knowledge of the identity of any person that beneficially owns more than 5% of the Company's outstanding Common Stock.

  Name and address of                 Amount and nature
   beneficial owner                  of beneficial owner         Percent of class
   ----------------                  -------------------         ----------------
John R. Hislop                              0  (1)                      0%
Donald A. Sharpe                            0  (2)                      0%
Darrell Brookstein                          0  (3)                      0%
All directors and executive
officers as a group (5 persons)             0                           0%

(1) John R. Hislop is the Chairman of the Board of Directors, Vice President and Chief Financial Officer, Secretary of the Company

(2) Donald A. Sharpe is the President, Chief Executive Office, Director of the Company

(3) Darrell Brookstein is a Director of the Company


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors and executive officers of the Company and their respective ages are as follows:

     Name                 Age                   Position
     ----                 ---                   --------
John R. Hislop            47       Chairman of the Board of  Directors,  Vice
                                   President and Chief Financial Officer,
                                   Secretary
Donald A. Sharpe          42       President, Chief Executive Office, Director
Darrell Brookstein        49       Director

All directors hold office until the next annual meeting of stockholders and/or until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. There are no other family relationships between any of the directors and executive officers. The Company does not have any standing committees at this time.

         John R. Hislop, Chairman of the Board of Directors, Vice President and Chief Financial Officer, Secretary

         Mr. Hislop has been a director of the Company since June 4, 1999. Since 1990 Mr. Hislop has been working as an independent financial consultant and has served as an officer and director of various emerging growth companies. He is currently a director of Ultra Petroleum Corp., a public Oil and Gas production and exploration company, and served as the company's President from March of 1993 to May of 1996 and as Chief Financial Officer from May of 1996 to September of 1998. He is currently President and Director of Cubix Investments, Inc. (formerly named R.I.S. Resources International Corp.), a Canadian holding company for various public oil and gas and internet Companies. In the past five years Mr. Hislop has also been an executive officer and/or director of the following companies: Arrowhead Minerals Corp., Ariel Resources, Ltd., Rio Amarillo Mining Ltd., Spectrum Resources, Ltd., Luxmatic Technologies N.V., Kinesys Pharmaceutical, Inc., Capital Charter Corp., Green River Petroleum, Inc., and Patriot Capital Corp. Mr. Hislop trained as a Chartered Accountant with Ernst & Young and has a bachelor of Commerce in Finance from the University of British Columbia.

         Donald A. Sharpe, President, Chief Executive Officer, Director

         Mr. Sharpe has been a director of the Company since June 4, 1999. As President and a member of the Board of Directors of Green River Holdings, Inc., a public Company located in Vancouver, British Columbia, Mr. Sharpe oversaw the reorganization and initial financing of the Company. Mr. Sharpe was responsible for the negotiations and completion of Green River's large-scale farm-in arrangement that resulted in oil and gas interests in more than 64,000 acres in the Green River basin of Wyoming. Prior his tenure at Green River Mr. Sharpe was President and Director of JABA Inc., of Vancouver, British Columbia, from 1995 to 1997. As President, Mr. Sharpe was responsible for the administration of the public company, coordinated the financing of the company, and the filing of the plan of reactivation which the Company used to begin trading on the Alberta Stock Exchange. Mr. Sharpe was also responsible for securing joint venture partners for the company's projects in the Southwestern U.S. and Northern Mexico. From 1981 to 1994 Mr. Sharpe was a Geophysicist with Suncor Inc., of Calgary Alberta where Mr. Sharpe held positions of increasing responsibility in the areas of exploration, management and marketing. Over the past five years Mr. Sharpe has also been director of the following companies: Capital Charter Corporation, UKT Recycling Technologies Inc., Jaba Inc., Velvet Exploration Company, Ltd., Patriot Capital Corp., and Empress Capital Corp. Mr. Sharpe received his B.Sc. in Geophysics from the University of British Columbia and Certificate in Business Management from the University of Calgary.

         Darrell Brookstein, Director

         Mr. Brookstein has been a director of the Company since June 4, 1999. He currently serves as president Resource Development Advisors, Inc., which is based in San Diego, California and serves as an advisor to certain institutional investors, including Excalibur Funds Group Natural Resource Venture Capital Ltd. During Mr. Brookstein's financial services career he has been President and Director of First Georgetown Securities of Washington D.C. and has owned and operated Commodity Trading Advisories,

Pool Operators and Registered Investment Advisory Firms in Washington D.C. and Santa Barbara, California. Mr. Brookstein received his BA from Duke University.

ITEM 6.  EXECUTIVE COMPENSATION

         The Summary Compensation Table shows certain compensation information for the Chief Executive Officer. Compensation data for other executive officers is not presented in the graphs because aggregate annual compensation for such officers does not exceed $100,000. This information includes the dollar value of base salaries, bonus awards, the number of SARs/options granted, and certain other compensation, if any, whether paid or deferred.


                           SUMMARY COMPENSATION TABLE

         The following table sets forth the aggregate compensation paid by the Company to its Chief Executive Officer for services rendered during the periods indicated:

                                           Annual Compensation        Long Term Compensation
                                          ---------------------    ----------------------------
                                                                                     Awards
                                                      Other                         Securities
                                                      Annual        Restricted      Underlying       All other
Name and Principal Position    Year       Salary   Compensation    Stock Awards    Options/SARs    compensation
---------------------------    ----       ------   ------------    ------------    ------------    ------------
Donald A. Sharpe, CEO         2000(1)     $  0         $   0            0                0             0
Jeffrey L. Taylor, CEO        2000(1)        0             0            0                0             0 (2)

(1) The results reported in the "Summary Compensation Table" for the period designated "2000" are for the current fiscal year ending March 31, 2000. Mr. Taylor served as CEO and President of the Company from February 8, 1999 to June 4, 1999. Mr. Sharpe has served as CEO and President of the Company since June 4, 1999. No executive officers of the corporation received any compensation during the fiscal year ended March 31, 1999 or prior to that date.

(2) Mr. Taylor was issued 65,000 shares of the Company's Common Stock then valued at $.20 per share on May 6, 1999 as compensation for consulting work performed on behalf of the Company not in connection with his services as President and CEO.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a) Transactions during the last two years involving any Director or Executive Officer of the Company:

         The Company anticipates that Cubix Investments, Inc. (formerly named R.I.S. Resources International, Inc.) a British Columbia, Canada, corporation whose Common Stock is traded on the Canadian Venture Exchange, will acquire 3,000,000 shares of Common Stock in the private placement that is currently pending. See "MANAGEMENT'S DISCUSSION AND ANALYSIS--Private Placement." John R. Hislop, the Company's Chairman of the Board, Secretary and Vice President and Chief Financial Officer, is the President and a director of Cubix Investments, Inc. The Company anticipates that Excalibur Funds Group Natural Resource Venture Capital Ltd., a British Virgin Islands Mutual Fund, will acquire 500,000 shares of Common Stock in the private placement that is currently pending. Darrell Brookstein, a director of the Company, is president of the investment advisor to Excalibur Funds Group Natural Resource Venture Capital Ltd.


ITEM 8.  DESCRIPTION OF SECURITIES

         The Company is authorized to issue two classes of shares, Common Stock and Preferred Stock. The Company is authorized to issue 50,000,000 shares of its Common Stock, $.001 par value, and 5,000,000 shares of its Preferred Stock, $.001 par value.

COMMON STOCK

         7,170,000 Shares of Common Stock are currently outstanding. Upon completion of the private placement that is currently pending (see "MANAGEMENT'S DISCUSSION AND ANALYSIS--Private Placement"), assuming the maximum amount of shares offered are sold, the Company will have 11,670,000 shares of Common Stock outstanding. Approximately 1,065,000 of the Company's shares are, and assuming all 4,500,000 shares being issued in the currently pending private placement are issued, 5,565,000 of the Company's shares will be, restricted and subject to Rule 144 promulgated under the Securities Act of 1933 as amended.

         All shares of the Company's Common Stock have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock acting in concert could, if they chose to do so, elect all of the directors of the Company.

         Upon liquidation, dissolution or winding up of the Company the assets of the Company, after the payment of liabilities and any preferences designated with respect to the Preferred Stock of the Company (see "--Preferred Stock," below), will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

PREFERRED STOCK

         In the annual meeting of shareholders of the Company held January 14, 2000, the shareholders of the Company approved a proposal to amend Article IV of the Company's Certificate of Incorporation to authorize a series of Preferred Stock, par value $.001 per share, with the right conferred upon the Board of Directors to set the dividend, voting, conversion, liquidation and other rights as well as such redemption or sinking fund provisions and the qualifications, limitations and restrictions with respect thereto of such Preferred Stock as they may determine from time to time.

         Although the Preferred Stock may be used for such purposes as raising additional capital or the financing of an acquisition or business combination, the Company currently has no plans or arrangements related to the issuance of any of the Preferred Stock proposed to be authorized by the amendment to the Charter. Such shares would, however, be available for issuance without further action by the shareholders, unless otherwise required by applicable law. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by the Company's shareholders. The issuance of any Preferred Stock could affect the rights of the holders of Common Stock and therefore reduce the value of the Common Stock and make it less likely that holders of Common Stock would receive a premium upon a sale of their shares of Common Stock. In particular, specific rights granted to future holders of Preferred Stock could be issued to restrict the Company's ability to merge with or sell its assets to a third party, which could have the effect of delaying or preventing a change of control of the Company and may adversely affect the rights of holders of Common Stock.

DIVIDENDS

         Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

TRADING

         The Common Stock is currently quoted on the NASD/OTCBB with limited trading and usually little to no volume on a daily basis. No assurance can be given that a market with meaningful liquidity will ever develop with regards to the Company on the OTCBB or that the Company will ever move from the OTCBB or be able to maintain its listing on said trading system. The Company is filing this registration statement on Form l0-SB with the Securities and Exchange Commission to register the Company's Common Stock under Section l2(g) of the Securities Exchange Act of 1934, as amended, which, if declared effective by the Securities Exchange Commission, will require the Company to make current financial filings with the Securities and Exchange Commission, thus qualifying the Company to maintain its listing on the OTCBB pursuant to the rule enacted recently by the NASD. The filing is subject to review and comment by the Securities and Exchange Commission, and in the event the Company's proposed registration statement is not declared effective, the Company's securities would not be approved for quotation on the OTC Bulletin Board, the result of which could materially and adversely effect any future liquidity in the Company's Common Stock offered hereby.

1999 STOCK OPTION AND INCENTIVE PLAN

         On May 6, 1999, the Board of Directors adopted the 1999 Stock Option and Incentive Plan (the "Plan") which was subsequently approved by over 50% of the shares of Common Stock held by shareholders of the Company. The Plan is intended to provide incentive to key employees and directors of, and key consultants, vendors, customers, and others expected to provide significant services to, the Company, to encourage proprietary interest in the Company, to encourage such key employees to remain in the employ of the Company and its Subsidiaries, to attract new employees with outstanding qualifications, and to afford additional incentive to consultants, vendors, customers, and others to increase their efforts in providing significant services to the Company. The aggregate number of Shares which may be issued as awards or upon exercise of awards under the Plan is 2,500,000 shares. No Incentive Stock Option Agreement or Non-statutory Stock Option Agreement has been entered into by the Company as of the date of this Offering. However, it is currently anticipated that Non-statutory Stock Options to purchase up to 300,000 shares of Common Stock, subject to periodic vesting as determined by the Company, will be granted within the next twelve months to key officers and directors for an exercise price of approximately $1.00 per share.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

(a)      Market information.

         The Company's Common Stock is traded over-the-counter on NASD'S Over the Counter Bulletin Board ("OTCBB") under the symbol "NEGY". Prior to March 13, 2000, the Company's Common Stock traded on the OTCBB under the symbol "XCNT." The change in the symbol resulted from the Company's change of its name from Excalibur Contracting, Inc. to its current name on February 15, 2000.

         The price range of high and low bid for the Company's Common Stock for the periods shown is set forth below. The quotations reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and may not represent actual transactions.


         Period (1)(2)            High                Low
         -------------            ----                ---
         Q1 -- 99                  .625               .625
         Q2 -- 99                 1.25                .125
         Q3 -- 99                 1.50               1.00
         Q4 -- 99                 1.25                .875
         Q1 -- 00                 3.00               1.0625

(1) Calendar quarters.

(2) Source: Nasdaq Trading and Market Services


(b)      Stockholders.

         As of March 1, 2000 there were approximately 36 shareholders of record of Company Common Stock. No shares of Preferred Stock have been issued.

(c)      Dividends.

         The Company has never declared a cash dividend. Delaware law limits the Company's ability to pay dividends on its Common Stock if any such dividend would render the Company insolvent.


ITEM 2.  LEGAL PROCEEDINGS

         None.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The Company has pending a private offering of up to 4,500,000 shares of its Common Stock at an offering price of $1.00 per share. Net proceeds from this offering (after deducting expenses of the Offering estimated to be $10,000) is expected to be $4,490,000 if all of the Shares are sold. The Company intends to use all of the foregoing amounts for working capital. This offering shall be exempt from registration pursuant to Regulation D under the Securities Act of 1933 and is not being underwritten. See "MANAGEMENT'S DISCUSSION AND ANALYSIS--Private Placement."

         In February of 1999, the Company completed a private offering pursuant to Regulation D under the Securities Act of 1933 whereby it placed 6,070,000 shares of its Common Stock for a purchase price of $.12 per share. This offering was not underwritten.

         On May 6, 1999, the Company issued to Jeffrey L. Taylor 65,000 shares of the Company's Common Stock as payment in full for $13,000 in consulting services rendered by Mr. Taylor. On this same date the Company issued to Gregory
V. Gibson 35,000 shares of the Company's Common Stock as payment in full for $7,000 in legal services rendered by Mr. Gibson. At the time of this issuance, Messrs. Taylor and Gibson constituted all of the directors of the Company. The price per share for these issuances was $.20. The shares were offered without registration in reliance on Section 4(2) of the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Articles of Incorporation and Bylaws authorize the Company to indemnify its directors and officers. The Company currently does not maintain any liability insurance for its directors and officers but is currently seeking quotes for such coverage.

         Article Nine of the Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for conduct as a director, except for any breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the Delaware General Corporation Law (which provides that directors may be liable for unlawful dividends or stock purchases or redemptions), or for any transaction from which the director derived an improper personal benefit.

         If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Any repeal or modification of the foregoing provisions by the shareholders of the Company will not adversely affect any right or protection of a director with respect to any acts or omissions of such director occurring prior to such repeal or modification.

         Section 145 of the Delaware General Corporation Law provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In addition, Section 145 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Delaware law further provides that nothing in the above-described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Company pursuant to the above statutory provisions or otherwise, Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

PART F/S

INDEX TO FINANCIAL STATEMENTS OF NATION ENERGY, INC.

                                                                                  Page
                                                                                  ----
Report of Independent Auditors -- Stark Tinter & Associates, LLC                  22

Balance Sheet of March 31, 1999                                                   23

Statements of Operations for the period April 19, 1988 (inception)
  to March 31, 1999                                                               24

Statement of Changes in Stockholders' Equity for the period April 19, 1988
  (inception) to March 31, 1999                                                   25

Statements of Cash Flows for the period April 19, 1988 (inception) to
  March 31, 1999                                                                  26

Notes to Financial Statements                                                     27

Unaudited Financial Statements for December 31, 1999                              29

Balance Sheet of December 31, 1999 (unaudited)                                    29

Statements of Operations for the period April 19, 1988 (inception) to
  December 31, 1999 (unaudited)                                                   30

Statement of Changes in Stockholders' Equity for the period April 19, 1988
  (inception) to December 31, 1999 (unaudited)                                    31

Statements of Cash Flows for the period April 19, 1988 (inception) to
  December 31, 1999 (unaudited)                                                   32

Notes to December 31, 1999 Financial Statements (unaudited)                       33


                         REPORT OF INDEPENDENT AUDITORS


Shareholders and Board of Directors
Excalibur Contracting, Inc.
Las Vegas, Nevada


We have audited the accompanying balance sheet of Excalibur Contracting, Inc. (a development stage company) as of March 31, 1999, and the related statements of operations, stockholders' equity, and cash flows for the three months ended March 31, 1999, and the period from April 19, 1988 (inception) to March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Excalibur Contracting, Inc. (a development stage company) as of March 31, 1999, and the results of its operations, and its cash flows for the three months ended March 31, 1999, and the period from April 19, 1988 (inception) to March 31, 1999, in conformity with generally accepted accounting principles.

Stark Tinter & Associates, LLC
Englewood, Colorado
October 14, 1999

                           EXCALIBUR CONTRACTING, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                 MARCH 31, 1999


                                     ASSETS
Current Assets:
     Cash                                                        $ 728,205
                                                                 ---------
 Total Assets                                                    $ 728,205
                                                                 =========
                      LIABILITIES AND STOCKHOLDERS' EQUITY

 Current Liabilities:
      Accounts Payable                                           $  20,741
                                                                 ---------
 Total Liabilities                                                  20,741
                                                                 ---------
 Stockholders' Equity:
     Common stock, $.001 par value; 50,000,000
        shares authorized; 7,070,000 shares issued
        and outstanding                                              7,070
      Additional Paid-in Capital                                   722,330
      Deficit Accumulated During
        Development Stage                                          (21,936)
                                                                 ---------
        Total Stockholders' Equity                                 707,464
                                                                 ---------
 Total Liabilities and Stockholders' Equity                      $ 728,205
                                                                 =========

    The accompanying notes are an integral part of the financial statements.

                           EXCALIBUR CONTRACTING, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS

                                                                         For the Period
                                               For three Months          April 19, 1988
                                                     ended               (Inception) to
                                                March 31, 1999           March 31, 1999
Revenue:                                          $         -             $         -
                                                  -----------             -----------
Costs and expenses:
   General, selling and administrative                 20,936                  21,936
                                                  -----------             -----------
                Total costs and expenses               20,936                  21,936
                                                  -----------             -----------
Net Loss                                          $   (20,936)            $   (21,936)
                                                  ===========             ===========
Per share information:
    Weighted average number of common
       shares outstanding - basic                   4,979,222                 120,233
                                                  ===========             ===========
    Net loss per common share - basic                     NIL             $     (0.18)
                                                  ===========             ===========


    The accompanying notes are an integral part of the financial statements.

                           EXCALIBUR CONTRACTING, INC.
                          (A DEVELOPMENT STAGE COMPANY)
      STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE PERIOD APRIL 19,
                       1988 (INCEPTION) TO MARCH 31, 1999

                                                                                              Deficit
                                                                                             Accumulated
                                                    Common Stock            Additional       During The         Total
                                               Number of                     Paid-in         Development    Stockholders'
                                                  Shares       Amount         Capital            Stage          Equity
                                               ---------      -------       -----------       ----------       ---------
April 19, 1988 (inception)                             -      $     -       $         -       $        -       $       -
Issuance of common stock
  for services at $1.00 per share                  1,000        1,000                 -                -           1,000
Net loss incurred in fiscal 1988                       -            -                 -           (1,000)         (1,000)
Changed par value from $1.00 to $.001
   in fiscal 1998                                      -         (999)              999                -               -
Forward stock split, 1,000:1
   in fiscal 1998                                999,000          999              (999)               -               -
Issuance for cash at $0.12 per share
   in fiscal 1999                              6,070,000        6,070           722,330                -         728,400
Net loss for the three months ended
   March 31, 1999                                      -            -                 -          (20,936)        (20,936)
                                               ---------      -------       -----------       ----------       ---------
Balance, March 31, 1999                        7,070,000      $ 7,070       $   722,330       $  (21,936)      $ 707,464
                                               =========      =======       ===========       ==========       =========




    The accompanying notes are an integral part of the financial statements.

                             EXCALIBUR CONTRACTING,
                                      INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS


                                                                                     For the Period
                                                 For the three Months                April 19, 1988
                                                        ended                        (Inception) to
                                                    March 31, 1999                   March 31, 1999
                                                    -------------                    --------------
Cash Flows From Operating Activities:
    Net loss                                        $     (20,936)                  $       (21,936)
Adjustments to reconcile net loss to net cash
 flows used in operating activities:
    Increase (decrease) in accounts payable                20,741                            20,741
                                                    -------------                    --------------
Net cash used in operating activities                        (195)                           (1,195)
                                                    -------------                    --------------
Cash Flows From Investing Activities:                           -                                 -
                                                    -------------                    --------------
Cash Flows From Financing Activities:
    Proceeds from stock
sales                                                     728,400                           729,400
                                                    -------------                    --------------
Net cash provided by financing
activities                                                728,400                           729,400
                                                    -------------                    --------------
Net Increase in Cash                                      728,205                           728,205
Beginning Cash                                                  -                                 -
                                                    -------------                    --------------
Ending Cash                                         $     728,205                    $      728,205
                                                    =============                    ==============




    The accompanying notes are an integral part of the financial statements.

                           Excalibur Contracting, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements


Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated on April 19, 1988, in the State of Florida. The Company is an oil and gas drilling company in the development stage and currently has no operations.

Net loss per share

The net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period.

Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Comprehensive Loss

There were no items of other comprehensive loss for the three months ended March 31, 1999, and the period April 19, 1988 (inception) to March 31, 1999, and thus, net loss is equal to comprehensive loss.


Note 2.  CONCENTRATIONS OF CREDIT RISK

The Company's funds are federally insured up to $100,000. As of March 31, 1999, the funds under deposit exceed this insured amount by $628,205.


Note 3.  STOCKHOLDERS' EQUITY

On May 1, 1988, the Company issued 1,000 shares of its $1.00 par value common stock for services of $1,000. On September 16, 1998, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares. The par value was changed from $1.00 par to $0.001. On September 16, 1998, the Company forward split its common stock 1,000:1, thus increasing the number of outstanding common stock shares from 1,000 shares to 1,000,000 shares. On February 10, 1999, the Company issued 6,070,000 shares of its $0.001 par value common stock to various investors at $0.12 per share. As of March 31, 1999, 7,070,000 shares are outstanding.

Note 4.  YEAR 2000

The Company has assessed its exposure to date sensitive computer software programs that may not be operative subsequent to 1999 and has implemented a requisite course of action to minimize Year 2000 risk and ensure that neither significant costs nor disruption of normal business operations are encountered. However, because there is no guarantee that all systems of outside vendors or other entities on which the Company's operations rely will be Year 2000 compliant, the Company remains susceptible to consequences of the Year 2000 issue.


Note 5.  RELATED PARTY TRANSACTIONS

During the period April 19, 1988 (inception) to March 31, 1999, an officer and director of the Company, purchased 10,000 shares of common stock for $10. As of March 31, 1999, this officer is no longer a part of the Company.


Note 6.  AGREEMENTS

On February 8, 1999, the Company signed an agreement to enter into an option to purchase certain drilling rigs from an unrelated company. The option agreement offered two separate options to purchase two separate drilling rigs. To exercise the option to purchase the first drilling rig, the Company must tender $31,000 to the unrelated company within 30 days of signing the agreement. To exercise the option to purchase the second drill rig, the Company must tender cash $173,000 to the unrelated company within 30 days of signing the agreement. The Company could exercise either of the options set forth in the option agreement without the exercise of the remaining option. The Company, however, chose not to exercise either option.


Note 7. SUBSEQUENT EVENTS

On May 6, 1999, the Company issued 65,000 shares of the Company's common stock to the President of the Company for payment in full for consulting work performed on behalf of the Company and invoiced in the amount of $13,000.

Also, on May 6, 1999, the Company issued 35,000 shares of the Company's common stock to the treasurer of the Company for payment in full for legal work performed on behalf of the Company and invoiced in the amount of $7,000.

Note 8.  INCOME TAXES

The Company has a Federal net operating loss carryforward of approximately $22,000, which will expire in the year 2019. The tax benefit of this net operating loss of approximately $4,400 has been offset by a full allowance for realization. This carryforward may be limited upon the consummation of a business combination under Section 381 of the Internal Revenue Code.

                               NATION ENERGY INC.
                     (formerly Excalibur Contracting, Inc.)
                          (A development Stage Company)

                                  BALANCE SHEET

                 (unaudited - prepared internally by management)

                                                             DECEMBER 31,
                                                   ------------------------------
                                                        1999              1998
                                                   -------------      -----------
ASSETS
    Current assets
         Cash                                      $     423,274      $         -
                                                   -------------      -----------
                                                         423,274                -
    Properties                                           474,846                -
                                                   -------------      -----------
                                                   $     898,120      $         -
                                                   =============      ===========
LIABILITIES
    Current liabilities
         Accounts payable                          $       6,264      $         -
         Accrued Liabilities                             199,500                -
                                                   -------------      -----------
                                                         205,764                -
SHAREHOLDER'S EQUITY

    Common Stock, $.001 par value; 50,000,000              7,170            1,000
         shares authorized; 7,170,000 shares
         issued and outstanding
    Additional Paid-in Capital                           742,230                -
    Deficit Accumulated During
         Development Stage                               (57,044)          (1,000)
                                                   -------------      -----------
                                                         692,356                -
                                                   -------------      -----------
                                                   $     898,120      $         -
                                                   =============      ===========

                               NATION ENERGY INC.
                     (formerly Excalibur Contracting, Inc.)
                          (A development Stage Company)

                            STATEMENTS OF OPERATIONS

                 (unaudited - prepared internally by management)

                                                      FOR THE                FOR THE              FOR THE PERIOD
                                                    NINE MONTHS            NINE MONTHS            APRIL 19, 1988
                                                       ENDED                  ENDED               (INCEPTION) TO
                                                    DECEMBER 31,           DECEMBER 31,             DECEMBER 31
                                                        1999                  1998                     1999
                                                  --------------        ---------------           -------------
Revenue:                                          $            -        $             -           $           -
                                                  --------------        ---------------           -------------
Costs and expenses:
       General, selling and administrative                35,108                      -                  57,044
                                                  --------------        ---------------           -------------
         Total costs and expenses
Net Loss                                          $      (35,108)       $             -           $     (57,044)
                                                  ==============        ===============           =============
Per share information:
       Weighted average number of common
            shares outstanding - basic                 7,159,091                334,912                 576,965
                                                  ==============        ===============           =============
       Net loss per common share - basic                     NIL                    NIL                   (0.10)
                                                  ==============        ===============           =============



(The above statements have not been audited and are subject to year-end adjustments)

                               NATION ENERGY INC.
                     (formerly Excalibur Contracting, Inc.)
                          (A development Stage Company)

      STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD APRIL 19,
                      1988 (INCEPTION) TO DECEMBER 31, 1999

                 (unaudited - prepared internally by management)

                                                                                               Deficit
                                                                                              Accumulated
                                                    Common Stock             Additional        During the        Total
                                              Number of                       Paid-in         Development     Stockholders'
                                               Shares         Amount          Capital            Stage           Equity
                                             ---------      ----------      -----------       -----------     ------------
April 19, 1988 (inception)                           0      $        0      $         0       $          0    $          0
Issuance of common stock
     for services at $1.00 per share             1,000           1,000                0                  0           1,000
Net loss incurred in fiscal 1988                     0               0                0             (1,000)         (1,000)
Changed par value from $1.00 to $.001
     in fiscal 1998                                  0           (999)              999                  0               0
Forward stock split, 1,000:1
     in fiscal 1998                            999,000             999             (999)                 0               0
Issuance for cash at $0.12 per share
     in fiscal 1999                          6,070,000           6,070          722,330                  0         728,400
Net loss incurred in fiscal 1999                     0               0                0            (20,936)        (20,936)
Issuance of common stock
     for services at $.20 per share            100,000             100           19,900                  0          20,000
Net loss for the nine months ended
     December 31, 1999                               0               0                0           (35,108)         (35,108)
                                             ---------      ----------      -----------       -----------     ------------
Balance, December 31, 1999                   7,170,000      $    7,170      $   742,230       $   (57,044)    $    692,356
                                             =========      ==========      ===========       ===========     ============

                               NATION ENERGY INC.
                     (formerly Excalibur Contracting, Inc.)
                          (A development Stage Company)

                             STATEMENT OF CASH FLOWS

                 (unaudited - prepared internally by management)


                                                          FOR THE           FOR THE          FOR THE PERIOD
                                                        NINE MONTHS       NINE MONTHS        APRIL 19, 1988
                                                           ENDED             ENDED           (INCEPTION) TO
                                                        DECEMBER 31,      DECEMBER 31,         DECEMBER 31,
                                                            1999             1998                 1999
                                                     --------------      -------------        -------------
Cash Flows From Operating Activities
       Net loss                                      $      (35,108)      $          -        $     (57,044)
Non-cash operating activities:
       Increase (decrease) in accounts payable              185,023                  -              205,764
       Issuance of common shares for services                20,000                                  20,000
                                                     --------------      -------------        -------------
Net cash used in operating activities                       169,915                  -              168,720
                                                     --------------      -------------        -------------
Cash Flows from Investing Activities:
       Acquisition of oil & gas properties                 (202,131)                 -             (202,131)
       Oil & gas property expenditures                     (272,715)                 -             (272,715)
                                                     --------------      -------------        -------------
Net cash used for investing activities                     (474,846)                 -             (474,846)
                                                     --------------      -------------        -------------
Cash Flows From Financing Activities:
       Proceeds from stock sales                                  -                  -              729,400
                                                     --------------      -------------        -------------
Net cash provided by financing activities                         -                  -              729,400
                                                     --------------      -------------        -------------
Net Increase (decrease) in Cash                            (304,931)                 -              423,274
Beginning Cash                                              728,205                  -                    -
                                                     --------------      -------------        -------------
Ending Cash                                          $      423,274      $           -        $     423,274
                                                     ==============      =============        =============



(The above statements have not been audited and are subject to year-end adjustments)

Nation Energy Inc. fka Excalibur Contracting, Inc.
(A development Stage Company)
Notes to Financial Statements

1.       SIGNIFICANT ACCOUNTING POLICIES

         Organization

         The Company was incorporated on April 19, 1988, in the State of Florida. The Company has commenced corporate strategic development whereby the Company has been negotiating potential oil and gas projects. The Company has conducted no significant operations.

         Net loss per share

         The net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period.

         Estimates

         The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

         Comprehensive Loss

         There were no items of other comprehensive loss for the nine months ended December 31, 1999, and for the nine month period ended December 31, 1998, and the period April 19, 1988 (inception) to December 31, 1999, and thus, net loss is equal to comprehensive loss.

         Oil and Gas Properties

         The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves, net of revenues and whether productive or unproductive, are capitalized. Such expenditures include land acquisition costs, drilling, completion and costs of well equipment. Expenditures, which are considered unlikely to be recovered, are written off. The current oil and gas exploration and development activities are considered to be in the pre-production stage.

2.       CONCENTRATIONS OF CREDIT RISK

         The Company's funds are federally insured up to $100,000. As of December 31, 1999, the funds under deposit exceed this insured amount by $323,274.

3.       STOCKHOLDERS' EQUITY

         On May 1, 1988,the Company issued 1,000 shares of its $1.00 par value common stock for services of $1,000. On September 16, 1998, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares. The par value was changed from $1.00 par to $0.001. On September 16, 1998, the Company forward split its common stock 1,000:1, thus increasing the number of outstanding common stock shares from 1,000 shares to 1,000,000 shares. On February 10, 1999, the Company issued 6,070,000 shares of its $0.001 par value common stock to various investors at $0.12 per share. On May 6, 1999, the Company issued 100,000 shares of the Company's common stock to two former officers of the Company for payment in full for consulting and legal work performed on behalf of the Company and invoiced in the aggregate amount of $20,000.
         As of December 31, 1999, 7,170,000 shares are outstanding.

4.       RELATED PARTY TRANSACTIONS

         During the period April 19, 1988 (inception) to December 31, 1999, an officer and director of the Company, purchased 10,000 shares of common stock for $10. The Company issued 65,000 shares of the Company's common stock to an officer and director of the Company for payment in full for consulting work performed on behalf of the Company and invoiced in the amount of $13,000. The Company issued 35,000 shares of the Company's common stock to an officer of the Company for payment in full for legal work performed on behalf of the Company and invoiced in the amount of $7,000. As of December 31, 1999 these officers and directors are no longer part of the Company. The Company paid $1,000 to an officer of the Company for administration and office services

5.       AGREEMENTS

         On February 8, 1999, the Company signed an agreement to enter into an option to purchase certain drilling rigs from an unrelated company. The option agreement offered two separate options to purchase two separate drilling rigs. To exercise the option to purchase the first drilling rig, the Company must tender $31,000 to the unrelated company within 30 days of signing the agreement. To exercise the option to purchase the second drill rig, the Company must tender cash $173,000 to the unrelated company within 30 days of signing the agreement. The Company could exercise either of the options set forth in the option agreement without the exercise of the remaining option. The Company, however, chose not to exercise either option.

         On August 11, 1999, the Company signed a letter of intent with Saurus Resources Inc., giving the Company the option to enter into a joint venture with Saurus under which the Company may acquire up to 50% of the profits resulting from oil and gas development by the venture in the Greater Trona Area prospect, located in southwest Wyoming. Saurus currently has an interest in 11,960 acres and is negotiating to acquire an interest in an additional 10,155 acres in the Greater Trona Area prospect. Under the terms of the letter, the Company paid for a study reporting on the economic and geologic merits of the Trona venture and had until September 15, 1999, to enter into a joint venture with Saurus. On October 1, 1999, the Company elected to proceed with the joint venture, and has advanced the initial payment of $202,131 U.S. On December 10, 1999 the Company paid $73,214.90 for the acquisition of leases and prospect fees.

         Under the arrangement with Saurus, Saurus and the Company will each pay 50% of the costs of obtaining the necessary rights and drilling exploratory wells in the Greater Trona prospect. The Company expects to spend $525,000 US on drilling and completing approximately 10 wells to a minimum depth of 1,200 feet. The first payment of $199,500 is to be advanced on or about April 15, 2000. If the cost of drilling and completing these wells is less than $525,000 US, the Company will spend the difference on preparing the wells for production and connecting the wells to a sales line. After spending the $525,000 US, the Company will be deemed to have the right to 50% of the profits of the Greater Trona Area joint venture.

6.       SUBSEQUENT EVENTS

         The Company reincorporated as a Delaware corporation on February 2, 2000 and changed its name to Nation Energy, Inc. on February 15, 2000.

         The Company has pending a private offering of up to 4,500,000 shares of its Common Stock at an offering price of $1.00 per share. Net proceeds from this offering (after deducting expenses of the offering estimated to be $10,000) is expected to be $4,490,000 if all of the Shares are sold. The Company intends to use all of the foregoing amounts for working capital.


PART III

ITEM 1.  INDEX TO EXHIBITS

         The following exhibits are filed with this Registration Statement:

Exhibit No.    Exhibit Name                                                                      Page
-----------    ------------                                                                      ----
2.1            Certificate of Incorporation of Company, filed December 16, 1999                  36

2.2            Certificate of Amendment of Certificate of Incorporation of Company,
               filed February 15, 2000                                                           39

2.3            Bylaws of the Company                                                             40

6.1            Joint Operating Agreement with Saurus Resources, Inc. dated December 1, 1999      53

6.2            1999 Stock Option and Incentive Plan                                              90

ITEM 2.  DESCRIPTION OF EXHIBITS

         See Item 1 above.

SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NATION ENERGY, INC.
                                        (Registrant)


Date: March 31, 2000                    By:  /s/ Donald A. Sharpe
                                        -------------------------
                                           Donald A. Sharpe, CEO